August 29, 2007

Mail Stop 4-06

Rinat Remler
Vice President & Chief Financial Officer
Elron Electronic Industries LTD.
3 Azrieli Center
42nd Floor
Tel-Aviv, Israel 67023

Re: **Elron Electronic Industries LTD.**
        Form 20-F for the year ended December 31, 2006
        Filed June 27, 2007
        File No. 000-11456

Dear Mr. Remler:

        We have reviewed the above referenced filing and have the following comments. Please note that we have limited our review to the matters addressed in the comments below. We may ask you to provide us with supplemental information so we may better understand your disclosure. Please be as detailed as necessary in your explanation. After reviewing this information, we may raise additional comments.

        Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 20-F for the fiscal year ended December 31, 2006

Consolidated Financial Statements

Report of Independent Registered Accounting Firm-page 2

1.   We note that the Report of the Independent Registered Accounting Firm for Elron Electronic Industries Ltd. references financial statements of certain affiliates that were audited by other auditors. In regard to these other auditors' opinion, tell us how you considered the guidance in Rule 2-05 of Regulation S-X and Item 8.A.2 of Form 20-F, that audited financial statements should be provided for the latest three financial years.

Specifically, please explain why audit reports for the year ended December 31, 2006 have not been provided for A.M.T. Advanced Metal Technologies, Ltd, Notal Vision, Inc., and Oncura, Inc. and the audit reports for the years ended December 31, 2006 and 2005 have not been provided for ChipX Incorporated and ChipX (Israel) Limited. As part of your response, tell us how you considered paragraph 19(g) of APB 18.

Note 3. Business Combinations and Sale of Businesses

c. Ensure, page 22

2.   We note that you had control over Enure upon your initial investment in October 2005, and, therefore, Enure's financial statements were consolidated in the Company's consolidated financial statements. Identify the accounting literature relied upon in initially consolidating Enure. In this regard, you indicate that Enure is a variable interest entity. As such, explain us how you considered FIN 46(R).

*   *   *   *   *

As appropriate, please amend your filing and respond to these comments within ten business days or tell us when you will provide us with a response. Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation S-T. You may wish to provide us with marked copies of any amendment to expedite our review. Please furnish a cover letter with any amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing any amendment and your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

If you have any questions, please call Morgan Youngwood at (202) 551-3479, Melisa Walsh at (202) 551-3224 or myself at (202) 551-3730.

Sincerely,

Stephen Krikorian
Accounting Branch Chief